                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-56058

PROSPECTUS SUPPLEMENT

(To prospectus dated February 22, 2001)

    (ROYAL CARIBBEAN LOGO)                          $768,000,000                         (CELEBRITY CRUISES LOGO)
                                            PRINCIPAL AMOUNT AT MATURITY

                          ROYAL CARIBBEAN CRUISES LTD.
                 ZERO COUPON CONVERTIBLE NOTES DUE MAY 18, 2021
                             ----------------------

     Royal Caribbean Cruises Ltd. is offering the convertible notes at an issue price of $391.06 per note (39.106% of the principal amount at maturity). The Company will not pay interest on the convertible notes prior to maturity. Instead, on May 18, 2021, the maturity date of the convertible notes, a holder will receive $1,000 per convertible note. The issue price of each convertible note represents a yield to maturity of 4.75% per year calculated from May 18, 2001. We intend to seek to list the convertible notes on the New York Stock Exchange.

     The convertible notes will be unsecured obligations and will rank equally with our existing and future unsecured senior indebtedness.

     Holders may surrender the convertible notes for conversion into shares of our common stock under the following circumstances: (i) if as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% of the accreted conversion price per share of common stock, or (ii) if such convertible notes have been called for redemption. The accreted conversion price per common share as of any day will equal the sum of the issue price of a convertible note plus the accrued original issue discount for such convertible note, with that sum divided by the number of shares of common stock issuable upon conversion of the convertible note on that day. The 15.6675 shares of common stock issuable upon conversion of a convertible note may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. The last reported sale price on the New York Stock Exchange under the symbol "RCL" for our shares of common stock was $19.50 on May 14, 2001.

     Holders may require us to purchase all or a portion of their convertible notes, on May 18, 2004, at a price of $450.20 per convertible note, on May 18, 2009, at a price of $569.31 per convertible note or on May 18, 2014, at a price of $719.92 per convertible note. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, upon a Change in Control of the Company occurring on or before May 18, 2004, each holder may require us to repurchase all or a portion of such holder's convertible notes. We may redeem all or a portion of the convertible notes at any time on or after May 18, 2006 at the prices set forth under "Description of Convertible Notes -- Redemption of Convertibles Notes at the Option of the Company."

     INVESTING IN THE CONVERTIBLE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.
                             ----------------------

                                                                PER
                                                               NOTE        TOTAL
                                                               ----        -----
Public Offering Price.......................................  $391.06   $300,334,080
Underwriting Discount.......................................  $  6.84   $  5,255,846
Proceeds to Royal Caribbean Cruises Ltd. (before
  expenses) ................................................  $384.22   $295,078,234

     The underwriters may also purchase up to an additional $115,000,000 aggregate principal amount at maturity of convertible notes within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The convertible notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about May 18, 2001.
BANC OF AMERICA SECURITIES LLC
                                      FIRST UNION SECURITIES, INC.
                                                          SCOTIA CAPITAL

            The date of this prospectus supplement is May 15, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
The Company.................................................   S-1
The Offering................................................   S-4
Risk Factors................................................   S-7
Forward-Looking Statements..................................  S-10
Use of Proceeds.............................................  S-11
Ratio of Earnings to Fixed Charges..........................  S-11
Common Stock Prices and Dividends...........................  S-11
Capitalization..............................................  S-12
Description of Convertible Notes............................  S-13
Exchange Controls...........................................  S-24
Common Stock Eligible for Future Sale.......................  S-24
Certain Liberian and United States Federal Income Tax
  Consequences Related to the Convertible Notes.............  S-26
Underwriting................................................  S-30
Experts.....................................................  S-31

                            PROSPECTUS
Enforceability of Civil Liabilities.........................     2
Where You Can Find More Information.........................     2
The Company.................................................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of Debt Securities..............................     3
Description of Capital Stock................................    13
Selling Shareholders........................................    16
Plan of Distribution........................................    16
Legal Opinions..............................................    18
Experts.....................................................    19

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  THE COMPANY

     As used in this prospectus supplement, the terms "Royal Caribbean", "the Company", "we", "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands.

     Except as otherwise indicated, the source of all industry data is as reported by an industry trade group called Cruise Lines International Association. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests.

THE COMPANY

     We are the world's second largest cruise company with 21 cruise ships that have a total of 42,226 berths. We operate our cruise ships through two cruise brands, Royal Caribbean International and Celebrity Cruises. In 2000 we carried approximately one out of every four North American guests. We believe our fleet is one of the most modern fleets of any major cruise company with an average age of approximately five years. Our ships operate worldwide with a selection of itineraries ranging from two to 16 nights that call on more than 200 destinations.

     The cruise industry is one of the fastest growing segments of the vacation market. The number of North American guests has grown at a compound annual growth rate of approximately 9.1% from 1970 through 2000. From 1990 through 2000, our capacity, measured by berths, grew more rapidly than the industry average, increasing by a compound annual growth rate of approximately 15.5%. Our revenues and EBITDA have increased at a compound annual growth rate of 15.2% and 17.4%, respectively, from 1990 through 2000 and 19.3% and 24.8%, respectively, from 1995 through 2000.

THE CRUISE INDUSTRY

     We believe the cruise industry enjoys strong growth for the following reasons:

     - Attractive Demographics. The cruise market represents a broad demographic spectrum. Cruising appeals to virtually all demographic categories. Industry surveys estimate that the target market in North America, defined as households with income of $20,000 or more headed by a person who is at least 25 years old, is now 140.5 million people, and about half of these individuals are considering a cruise as a vacation alternative.

     - Low Penetration Rates. Approximately 12% of the U.S. population has taken a cruise. We believe this percentage will increase as the market for first-time cruisers continues to expand.

     - High Level of Guest Satisfaction. Industry surveys indicate that 94% of first-time cruisers express a high level of satisfaction with their vacation experience, finding it to be as good as or superior to other vacations. This high level of guest satisfaction results in significant repeat business. According to industry surveys, nine out of ten cruisers indicate they will cruise again.

     - Continued Product Innovation. The cruise industry continues to be innovative by introducing faster, larger ships with modern designs, an even wider array of onboard activities and new itineraries. We believe these innovations generate consumer interest.

BRAND POSITIONING

     We operate two brands, Royal Caribbean International and Celebrity Cruises, that target the contemporary and premium segments of the cruise vacation market. These two segments account for the largest portion of the cruise market. We believe that by operating two brands, we are able to increase profitability by reaching a greater proportion of the cruise market through a single infrastructure and by using opportunities to cross-sell our two brands based on demand and availability.

     Royal Caribbean International's strategy is to attract a broad array of vacationing consumers in the contemporary and premium markets. The brand offers a wide variety of itineraries with varying cruise lengths and multiple options for dining, activities and entertainment on board its vessels. Onboard activities are designed to appeal to our guests interested in health and fitness, as well as those who just want to relax. Features, such as our Adventure Ocean Youth Centers, which offer supervised activities that entertain children, also make our cruises an appealing vacation choice for families. In the evenings, guests can enjoy entertainment that includes Las Vegas-style shows.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand's goal is to provide a vacation experience that delivers gourmet cuisine, impeccable service and luxurious amenities on board what we believe to be one of the most innovative fleets in the world. Celebrity Cruises is well known for its gourmet cuisine and AquaSpas(SM), which are among the most luxurious spas afloat. Guests can also visit the ships' trend-setting clubs, such as the Michael's Club cigar bar. The brand has a high staff-to-guest ratio and butler service is offered in every suite. Staterooms are designed to be uncluttered and elegant and are among the largest in the industry.

OUR GROWTH PLANS

     We anticipate significant growth through our current fleet expansion program. By year-end 2004, the number of berths in the Royal Caribbean International fleet will increase to 44,062. A total of six new ships, comprised of three Voyager-class and three Radiance-class vessels, will join the fleet. Royal Caribbean International also has options to purchase two additional Radiance-class vessels for delivery in the third quarters of 2005 and 2006. By year-end 2002, the Celebrity Cruises fleet will increase in size through the introduction of two additional Millennium-class vessels, increasing the number of berths to 16,370. All of these ships are designed to generate higher revenues per berth by incorporating more outside cabins and balconies and enhanced revenue-generating onboard features.

     Royal Caribbean International placed the first two of five Voyager-class vessels, Voyager of the Seas and Explorer of the Seas, in service in November 1999 and October 2000, respectively. These 3,114 berth Voyager-class vessels are the largest cruise ships in the world. The large size of these vessels (approximately 140,000 gross tons each) allows us to offer alternative dining options and exceptional recreational facilities, as well as a variety of intimate spaces. Onboard activities reach a new level for cruise ships with an ice-skating rink, rock-climbing wall and the largest health and fitness center at sea. The Voyager-class vessels also incorporate new technology, such as Internet access, state-of-the-art conference centers and entertainment facilities and stateroom interactive television.

     Royal Caribbean International took delivery of Radiance of the Seas, the first Radiance-class vessel, in March 2001. Royal Caribbean International's Radiance-class vessels (approximately 90,000 gross tons each) are a progression from the brand's Vision-class series and have 2,100 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class, as well as offer a wide array of unique features. These include panoramic, glass elevators facing outward to the sea, floor-to-ceiling glass windows offering spectacular sea views, and a billiard club.

     Celebrity Cruises placed the first two of four Millennium-class ships, Millennium and Infinity, in service in July 2000 and March 2001, respectively. Although these 2,038 berth ships are more than 20% larger, on a gross tonnage basis (approximately 90,000 gross tons each), than the fleet's existing Century-class vessels, the guest count increases by only approximately 10%, resulting in substantial additional public space. Much of this space is used for an 11-deck atrium, one of the world's largest sea-going spas, elegant designer shops and a specialty restaurant.

COMPETITIVE STRENGTHS

     We believe we have several competitive strengths that provide us with the opportunity for continued growth and increased profitability:

     - Strong Market Position. At the end of 2000, our ships made up approximately 26% of the existing North American industry capacity and, more importantly, approximately 35% of the capacity available on the larger, more modern ships (those placed in service since 1985 with over 1,300 berths). Our strong market position is difficult to duplicate due to the significant capital expenditures inherent in the industry and the time needed to develop brand recognition and travel agent relationships.

     - Modern, Innovative Fleet. We believe our fleet is one of the most modern fleets of any major cruise company. Currently, our fleet has an average age of approximately five years. Nineteen of our 21 ships have been placed in service since the beginning of 1990 and fourteen ships have been placed in service since 1995.

      We believe newer ships with more amenities generate greater enthusiasm among consumers and travel agents resulting in increased demand for our product.

     - Worldwide Itineraries. Our large, modern fleet allows us to offer our guests a broad array of itineraries. As we continue to grow our fleet, we are devoting additional capacity to new offerings that include around-the-world and expanded European and Latin American itineraries. In 2001, Royal Caribbean International is dedicating Splendour of the Seas as a product designed to attract Latin American and European guests.

     - Economies of Scale. The addition of Celebrity Cruises and our continued fleet expansion allows us to achieve some economies of scale. The increased size of our ships allows us to transport more guests without a corresponding increase in some operating expenses. Our expansion has provided us with a larger revenue base to absorb our marketing, selling and administrative expenses.

     - Guest Satisfaction. Our guests have a high level of satisfaction. This is evident from the fact that historically approximately 25% of Royal Caribbean International's guests have previously sailed with it. This is also demonstrated by the numerous awards each of our brands have won.

     - Technology and Distribution Strengths. We believe we have been leaders in developing technology in the cruise industry. This technology has improved our sales management, booking capabilities and yield management, which enables us to better maximize revenues while achieving better cost efficiencies. Our technology developments include:

        - Our sophisticated pricing and yield management programs, which maximize occupancy and revenue by projecting the demand for cruises in various passenger markets and, based on numerous variables, enable us to react quickly to changes in market conditions.

        - CruiseMatch(R) 2000, which gives travel agents direct access to our reservations system for ease of booking.

        - Extensive websites for both brands, including an internet consumer booking system that is a world class marketing portal and booking tool which communicates our product offerings to the ultimate consumer.

        - Partner Book Link, which allows consumers to access our web booking capability through their travel agent's consumer website.

        - EZ-Book, which enables an automated process of booking air travel at the lowest costs and preferred routing.

        - Cruise Manager, an independent browser-based booking tool for travel agents.

                                  THE OFFERING

Convertible Notes..........  $768,000,000 aggregate principal amount at maturity
                               ($883,000,000 aggregate principal amount at maturity if the underwriters exercise their over-allotment option in full) of convertible notes due May 18, 2021. We will not pay interest on the convertible notes prior to maturity. Each convertible note will be issued at a price of $391.06 per convertible note and a principal amount at maturity of $1,000.

Maturity of Convertible
Notes......................  May 18, 2021.

Yield to Maturity of
Convertible Notes..........  4.75% per year (computed on a semi-annual bond equivalent basis) calculated from May 18, 2001.

Conversion Rights..........  For each convertible note surrendered for conversion, a holder will receive 15.6675 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion. See "Description of Convertible Notes -- Conversion Rights."

                             Holders may surrender convertible notes for
                               conversion into shares of common stock in any calendar quarter, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% of the accreted conversion price per share of common stock on the last trading day of the quarter. The accreted conversion price per share as of any day will equal the sum of the issue price of a convertible note plus the accrued original issue discount for such convertible note, with that sum divided by the number of shares of common stock issuable upon a conversion of a convertible note on that day.

                             Convertible notes or portions of convertible notes
                               in integral multiples of $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date even if the foregoing condition is not satisfied. In addition, if we make a significant distribution to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, convertible notes may be surrendered for conversion as provided in "Description of Convertible
                               Notes -- Conversion Rights." The ability to surrender convertible notes for conversion will expire at the close of business on May 18, 2021, unless they have previously been redeemed or purchased.

Ranking....................  The convertible notes will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness. The convertible notes will not be guaranteed by any of our subsidiaries, and, accordingly, the convertible notes will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors. The convertible notes do not limit the ability of our subsidiaries to incur indebtedness. As of March 31, 2001, our subsidiaries had indebtedness of $394.4 million (including guarantees of indebtedness of the Company).

Original Issue Discount....  We are offering each convertible note with original issue discount for United States federal income tax purposes equal to the difference between the principal amount at maturity of each convertible note and the issue price to investors allocated to the convertible note. You should be aware that, although we will not pay interest on the convertible notes, U.S. investors must include accrued original issue discount in their gross income for United States federal income tax purposes prior to the conversion, redemption, sale or maturity of the convertible notes (even if such convertible notes are ultimately not converted, redeemed, sold or paid at maturity). See "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United States -- U.S.
                               Holders -- Original Issue Discount."

Sinking Fund...............  None.

Redemption of Convertible
Notes at the Option of the
  Company..................  We may redeem all or a portion of the convertible notes for cash at any time on or after May 18, 2006, at the redemption prices set forth in this prospectus supplement. See "Description of Convertible Notes -- Redemption of Convertible Notes at the Option of the Company."

Purchase of the Convertible
Notes at the Option of the
  Holder...................  Holders may require us to purchase all or a portion of their convertible notes on May 18, 2004 for a price equal to $450.20 per convertible note, on May 18, 2009 for a price equal to $569.31 per convertible note and on May 18, 2014 for a price equal to $719.92 per convertible note. We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. See "Description of Convertible
                               Notes -- Purchase of Convertible Notes at the Option of the Holder."

Change in Control..........  Upon a Change in Control of the Company occurring on or before May 18, 2004, each holder may require us to repurchase all or a portion of such holder's convertible notes for cash at a price equal to 100% of the issue price for such convertible notes plus accrued original issue discount to the date of repurchase. See "Description of Convertible Notes -- Change in Control Requires Purchase of Convertible Notes by the Company at the Option of the Holder."

Events of Default..........  If there is an event of default on the convertible notes, the issue price of the convertible notes plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

DTC Eligibility............  The convertible notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC") in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Convertible Notes -- Book-Entry System for Convertible Notes."

Listing on New York Stock
  Exchange.................  We intend to list the convertible notes on the New
                               York Stock Exchange. Our common stock is traded on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "RCL."

                                  RISK FACTORS

     You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in the convertible notes. This prospectus supplement and the accompanying prospectus contain or incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions.

TAXATION OF THE COMPANY

     We and our wholly owned subsidiary, Celebrity Cruises Inc. ("CCI"), the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. However, Drinker Biddle & Reath LLP, United States tax counsel to the Company, has delivered to the Company its opinion to the effect that, pursuant to Section 883 of the Internal Revenue Code (the "Code"), the income of the Company, CCI and the Company's vessel-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax. The Company believes that substantially all of its income and the income of CCI and the vessel-owning subsidiaries is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 of the Code.

     Tax counsel is of the opinion based on certain representations and assumptions that the Company, CCI and the Company's vessel-owning subsidiaries currently qualify for the Section 883 exemption because each of them is incorporated in a qualifying jurisdiction and the Company's stock is primarily and regularly traded on an established securities market in the United States or Norway. To date, however, no final Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed. As noted in tax counsel's opinion, such regulations or official interpretations could differ materially from tax counsel's interpretation of this Code provision and, even in the absence of such regulations or official interpretations, the Internal Revenue Service (the "IRS") might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of the Company's direct or indirect shareholders that could affect the Company's and its subsidiaries' eligibility for the Section 883 exemption. Accordingly, there can be no assurance that the Company and its subsidiaries are, and will in the future be, exempt from United States income tax on U.S.-source shipping income.

     If the Company, CCI and the Company's vessel-owning subsidiaries were not entitled to the benefit of Section 883 of the Code, they would be subject to United States taxation on a portion of their income. See "Item 4. Information on the Company -- Taxation of the Company" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 for a discussion of the taxation of the Company, CCI and the Company's vessel-owning subsidiaries in the absence of an exemption under Section 883 of the Code.

WE ARE CONTROLLED BY PRINCIPAL SHAREHOLDERS

     As of March 31, 2001, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 24.1% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 25.1% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

          - our policies and the policies of our subsidiaries,

          - the persons who will be our directors and officers and the directors and officers of our subsidiaries and

          - all actions requiring shareholder approval.

     A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders' agreement. The agreement provides that our board of directors will consist of the following persons:

          - four nominees of A. Wilhelmsen AS.,

          - four nominees of Cruise Associates and

          - our Chief Executive Officer.

     The shareholders' agreement provides that the boards of directors of our subsidiaries shall have substantially similar composition. As a result of our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have also agreed to vote their shares of our common stock to elect one additional director to our board of directors to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors. During the term of the shareholders' agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. The failure of A. Wilhelmsen AS. and Cruise Associates to continue to own a specified percentage of our common stock might obligate us to prepay indebtedness outstanding under and/or result in the termination of some of our credit facilities.

ADDITIONAL SHARES MAY BE SOLD IN THE FUTURE

     A substantial number of shares of our common stock were either issued by us in private transactions not involving a public offering and are therefore treated as "restricted securities" for purposes of Rule 144 under the Securities Act or are held by our affiliates and, therefore, treated as "restricted securities". No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future market sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect the prevailing market price for our common stock and could impair our future ability to raise capital through an offering of equity securities. We have agreed along with A. Wilhelmsen AS., Cruise Associates and Richard D. Fain that, subject to certain exceptions, none of us shall offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for common stock) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Banc of America Securities. At any time following the expiration or termination of such period, each of A. Wilhelmsen AS. and Cruise Associates has the right, pursuant to a registration rights agreement, to require us, subject to certain qualifications, to effect the registration under the Securities Act of 1933, as amended (the "Securities Act") of all or a specified minimum number of their shares of common stock. Monument Capital Corporation, a Liberian corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of

7,597,242 shares of common stock) are also parties to the registration rights agreement. They are not subject to the 90 day restriction and may exercise their rights governed by the registration rights agreement at any time or sell under Rule 144 under the Securities Act. See "Common Stock Eligible for Future Sale."

AN ACTIVE TRADING MARKET FOR CONVERTIBLE NOTES MAY NOT DEVELOP

     The convertible notes comprise a new issue of securities for which there is currently no public market. We intend to seek to list the convertible notes on the New York Stock Exchange. However, we can not assure you that we will be able to do so. If the convertible notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the convertible notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the securities may be harmed.

WE ARE NOT A U.S. CORPORATION

     Our corporate affairs are governed by our Restated Articles of Incorporation and By-laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act of Liberia. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL REPURCHASE OPTION OR THE REPURCHASE AT THE OPTION OF THE HOLDER PROVISION IN THE CONVERTIBLE NOTES

     Upon the occurrence of specific kinds of change in control events occurring on or before May 18, 2004, and on the May 18, 2004, May 18, 2009 and May 18, 2014 purchase dates, we may be required to offer to repurchase all outstanding convertible notes. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of convertible notes in cash or that restrictions in our credit facilities or other indebtedness will not allow such repurchases. Under the convertible notes, we may pay the purchase price described above, other than in the case of a change of control, in shares of common stock. In addition, important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the Indenture. See "Description of Convertible Notes -- Purchase of Convertible Notes at the Option of the Holder" and "-- Change in Control Requires Purchase of Convertible Notes by the Company at the Option of the Holder."

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include forward-looking statements under the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions regarding, among other things, our or our officers' intents, beliefs or current expectations with respect to:

     - our operating strategies and execution of those strategies,

     - our capital expenditures, financing needs and future commitments and

     - regulatory matters potentially affecting our business and results of operations specifically and the industry in general.

     Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     - general economic and business conditions,

     - cruise industry competition,

     - changes in cruise industry capacity,

     - the impact of tax laws and regulations affecting our business or our principal shareholders,

     - the impact of changes in other laws and regulations affecting our business,

     - the impact of pending or threatened litigation,

     - the delivery schedule of new vessels,

     - emergency ship repairs,

     - incidents involving cruise vessels at sea,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     - changes in interest rates or oil prices, and

     - weather.

     We caution the reader that these risks may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds from the sale of the convertible notes offered hereby are estimated to be $294.8 million (approximately $339.0 million if the over-allotment option is exercised in full). We intend to use such net proceeds for general corporate purposes, including capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the first quarter ended March 31, 2001 and for each of the preceding five fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

                                                                                            FISCAL YEAR
                                                               FIRST QUARTER      --------------------------------
                                                                   ENDED
                                                               MARCH 31, 2001     2000   1999   1998   1997   1996
                                                             ------------------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges.........................          1.6           3.0    3.1    2.7   2.1     2.4
Ratio of earnings to fixed charges and preferred stock
  dividends*...............................................          1.6           3.0    2.9    2.5   2.0     2.4

* We had no preferred stock outstanding during the first quarter of 2001 or fiscal year 1996. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for those periods. We redeemed our preferred stock in April 2000.

                       COMMON STOCK PRICES AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "RCL". The table below sets forth the quarterly intra-day high and low prices of the common stock, as reported on the New York Stock Exchange, and dividends paid on the common stock in the periods indicated below:

                                                                HIGH       LOW    DIVIDENDS
                                                              ---------  -------  ---------
2001:
Second Quarter (through May 14, 2001).......................  $ 23 9/100 $19 3/10   $  --
First Quarter...............................................    30 1/4    19 87/100  0.13
2000:
Fourth Quarter..............................................  $ 27 4/5   $18 5/32   $0.13
Third Quarter...............................................    25 15/16  18 9/16    0.13
Second Quarter..............................................    28 5/16   16 1/8     0.11
First Quarter...............................................    56 3/8    25 5/16    0.11
1999:
Fourth Quarter..............................................  $ 58 7/8   $42 5/8    $0.11
Third Quarter...............................................    51 5/8    41 1/16    0.11
Second Quarter..............................................    44 1/2    31 7/8     0.09
First Quarter...............................................    40 1/4    31 3/8     0.09

     As of March 31, 2001, there were 1,035 record holders of common stock in the United States, holding approximately 51,461,000 shares, or approximately 27% of the total outstanding common stock. Of the shares held outside of the United States, approximately 34,957,000 shares, or approximately 18% of the total outstanding common stock, are publicly traded.

     On April 29, 2001, our board of directors declared a quarterly dividend of $0.13 per share for shareholders of record at the close of business on June 6, 2001, payable June 28, 2001. The declaration of future common stock dividends, if any, will at times be subject to the final determination of the board of directors that a dividend is prudent at the time in consideration of the needs of our business. Payment of dividends will depend, among other things, upon our earnings, financial condition and capital requirements and certain tax considerations of A. Wilhelmsen AS., Cruise Associates and their respective affiliates.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization (i) as of March 31, 2001 and (ii) on a pro forma basis to give effect to the issuance and sale of the convertible notes pursuant to the offering and the application of the net proceeds thereof. See "Use of Proceeds."

                                                                    AS OF MARCH 31, 2001
                                                              ---------------------------------
                                                                            PRO FORMA FOR THE
                                                                ACTUAL     CONVERTIBLE NOTES(1)
                                                              ----------   --------------------
                                                              (DOLLARS IN THOUSANDS, UNAUDITED)
Cash........................................................  $  285,724        $  580,552
                                                              ==========        ==========
Current Portion of Long-Term Debt...........................  $  110,052        $  110,052
                                                              ==========        ==========
Convertible notes offered hereby............................  $       --        $  300,334
Other Long-Term Debt........................................   4,146,145         4,146,145
Shareholders' Equity........................................   3,646,545         3,646,545
                                                              ----------        ----------
Total Long-Term Debt and Shareholders' Equity...............  $7,792,690        $8,093,024
                                                              ==========        ==========

---------------

(1) Assumes no exercise of the over-allotment option. If the over-allotment option is exercised in full, cash would be $624,737, convertible notes offered hereby would be $345,306 and total long-term debt and shareholders' equity would be $8,137,996.

                        DESCRIPTION OF CONVERTIBLE NOTES

     We will issue the convertible notes under the Eleventh Supplemental Indenture between the Company and The Bank of New York as trustee. The following description of the particular terms of the convertible notes offered hereby (referred to in the accompanying prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. Certain defined terms in the Indenture, as supplemented by the Eleventh Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture, as supplemented by the Eleventh Supplemental Indenture. As used in this Section, the "Company" means Royal Caribbean Cruises Ltd. and not its subsidiaries and all references to the "Indenture" means the Indenture as supplemented by the Eleventh Supplemental Indenture.

GENERAL

     The convertible notes will be limited to $768,000,000 aggregate principal amount at maturity ($883,000,000 aggregate principal amount at maturity if the underwriters exercise the over-allotment option in full). The convertible notes will mature on May 18, 2021. The convertible notes will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The convertible notes are being offered at a substantial discount from their principal amount at maturity. See "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United
States -- U.S. Holders -- Original Issue Discount." We will not make periodic payments of interest on the convertible notes. Each convertible note will be issued at an issue price of $391.06 per convertible note. However, original issue discount will accrue on the convertible notes while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a convertible note. Original issue discount will accrue at a rate of 4.75% per annum from the date of issuance. Original issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The expected issue date of the convertible notes and the commencement of accrual of original issue discount will be May 18, 2001.

     Original issue discount will cease to accrue on a convertible note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a convertible note that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled.

     Holders may present for conversion convertible notes that have become convertible at the office of the conversion agent and may present convertible notes for registration of transfer at the office of the trustee.

     The convertible notes are not subject to defeasance or covenant defeasance.

RANKING OF CONVERTIBLE NOTES

     The convertible notes will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness. The convertible notes will not be guaranteed by any of our subsidiaries, and, accordingly, the convertible notes will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors. The convertible notes do not limit the ability of our subsidiaries to incur indebtedness. As of March 31, 2001, our subsidiaries had indebtedness of $394.4 million (including guarantees of indebtedness of the Company).

     The convertible notes will not be secured by any of our assets. The convertible notes do not restrict the Company and its subsidiaries from incurring additional secured debt. As of March 31, 2001, the Company and its subsidiaries had outstanding secured debt of $260.5 million (which does not include capital leases). Holders of secured debt would have claims on the assets securing such indebtedness prior to the holders of the convertible notes.

CONVERSION RIGHTS

     The conversion rate is 15.6675 shares of common stock per convertible note, subject to adjustment upon the occurrence of certain events described below. A holder of a convertible note otherwise entitled to a fractional share will receive cash equal to the then current market price of our shares of common stock.

     Holders may surrender convertible notes for conversion into shares of common stock in any calendar quarter, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% of the accreted conversion price per share of common stock on the last trading day of the quarter. The accreted conversion price per share as of any day will equal the sum of the issue price of a convertible note plus the accrued original issue discount for such convertible note, with that sum divided by the number of shares of common stock issuable upon a conversion of a convertible note on that day.

     The conversion agent will on our behalf determine at the end of each quarter if the convertible notes are convertible and notify us and the trustee.

     A holder may surrender for conversion a convertible note called for redemption at any time prior to the close of business on the second business day prior to the redemption date, even if it is not otherwise convertible at such time. A convertible note for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the convertible note may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture.

     On conversion of a convertible note, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the convertible note is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the convertible note; and

     - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any convertible note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon surrendering convertible notes for conversion, see "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United States -- U.S.
Holders -- Disposition or Conversion."

     The conversion rate will be adjusted for:

     - dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of the Company;

     - subdivisions, combinations or certain reclassifications of our shares of common stock;

     - distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days at less than the market price at the time; and

     - distributions to all holders of our shares of common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the closing price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

     In the event the Company elects to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the closing price of our shares of common stock on the day preceding the declaration date for such distribution, the Company will be required to give notice to the holders of convertible notes at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the convertible notes may be surrendered for conversion at any time until the close of business on the second business day prior to the ex-dividend date or until the Company announces that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a convertible note to convert will be made if holders of convertible notes will participate in the transaction without conversion or in certain other cases.

     The Indenture permits us to increase the conversion rate from time to time.

     If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of common stock would be converted into cash, securities or other property, the convertible notes may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a convertible note into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of the Company or another person which the holder would have received if the holder had converted the holder's convertible note immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require the Company to purchase all or a portion of such holder's convertible notes as described under "-- Change in Control Requires Purchase of Convertible Notes by the Company at the Option of the Holder."

     Holders of the convertible notes may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend upon:

     - a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion.

     See "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United States -- U.S. Holders -- Constructive Dividend."

REDEMPTION OF CONVERTIBLE NOTES AT THE OPTION OF THE COMPANY

     No sinking fund is provided for the convertible notes. Prior to May 18, 2006, we cannot redeem the convertible notes at our option except in the event of a change of tax law as described in "Description of Debt Securities -- Tax Related Circumstances -- Redemption or Assumption of Debt Securities Under Certain Circumstances" in the accompanying prospectus in which case the redemption price would be based on accreted value. Beginning on May 18, 2006, we may redeem the convertible notes for cash as a whole at any time, or from time to time in part. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of convertible notes. Convertible notes or portions of convertible notes called for redemption will be convertible by the holder, until the close of business on the second business day prior to the redemption date.

     The table below shows redemption prices of a convertible note on May 18, 2006, at each May 18 thereafter prior to maturity and the price at maturity on May 18, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date or to maturity. The redemption price of a convertible note redeemed between such dates would include an additional amount reflecting the additional discount accreted since the next preceding date in the table.

                                                           CONVERTIBLE
                                                              NOTE       ACCRUED ORIGINAL
                                                              ISSUE           ISSUE         REDEMPTION
REDEMPTION DATE                                               PRICE          DISCOUNT         PRICE
---------------                                            -----------   ----------------   ----------
May 18:
2006.....................................................    $391.06         $103.46        $  494.52
2007.....................................................    $391.06         $127.23        $  518.29
2008.....................................................    $391.06         $152.14        $  543.20
2009.....................................................    $391.06         $178.25        $  569.31
2010.....................................................    $391.06         $205.61        $  596.67
2011.....................................................    $391.06         $234.29        $  625.35
2012.....................................................    $391.06         $264.34        $  655.40
2013.....................................................    $391.06         $295.85        $  686.91
2014.....................................................    $391.06         $328.86        $  719.92
2015.....................................................    $391.06         $363.46        $  754.52
2016.....................................................    $391.06         $399.73        $  790.79
2017.....................................................    $391.06         $437.74        $  828.80
2018.....................................................    $391.06         $477.57        $  868.63
2019.....................................................    $391.06         $519.32        $  910.38
2020.....................................................    $391.06         $563.08        $  954.14
At stated maturity.......................................    $391.06         $608.94        $1,000.00

     If we redeem less than all of the outstanding convertible notes, the trustee shall select the convertible notes to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000. If a portion of a holder's convertible notes is selected for partial redemption and the holder converts a portion of the convertible notes, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF CONVERTIBLE NOTES AT THE OPTION OF THE HOLDER

     On May 18, 2004, May 18, 2009 and May 18, 2014, holders may require us to purchase any outstanding convertible note for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their convertible notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the third business day prior to the purchase date.

     The purchase price of a convertible note will be:

     - $450.20 per convertible note on May 18, 2004;

     - $569.31 per convertible note on May 18, 2009; and

     - $719.92 per convertible note on May 18, 2014.

     The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date. We may, at our option, elect to pay the purchase price in cash or shares of our common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United
States -- U.S. Holders -- Disposition or Conversion."

     We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of convertible notes in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their convertible notes as described below.

     The purchase notice given by each holder electing to require us to purchase convertible notes shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

     - the certificate numbers of the holder's convertible notes to be delivered for purchase;

     - the portion of the principal amount at maturity of convertible notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the convertible notes are to be purchased by us pursuant to the applicable provisions of the convertible notes; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

        (1) to withdraw the purchase notice as to some or all of the convertible notes to which it relates; or

        (2) to receive cash in such event in respect of the entire purchase price for all convertible notes or portions of convertible notes subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all convertible notes subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United States -- U.S. Holders -- Disposition or Conversion."

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of the convertible notes being withdrawn;

     - the certificate numbers of the convertible notes being withdrawn; and

     - the principal amount at maturity, if any, of the convertible notes that remain subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     A holder of a convertible note otherwise entitled to a fractional share will receive cash equal to the then current market price of our common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United States -- U.S.
Holders -- Disposition or Conversion."

     The "market price" of our common stock means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of convertible notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     In addition to the above conditions, our right to purchase convertible notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the convertible notes of the holder entirely in cash. See "Certain Liberian and United States Federal Income Tax Consequences Related to Convertible Notes -- United States -- U.S. Holders -- Disposition or Conversion." We may not change the form or components or percentages of components of consideration to be paid for the convertible notes once we have given the notice that we are required to give to holders of convertible notes, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act of 1934, as amended (the "Exchange Act"), which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for a convertible note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the convertible notes, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the convertible note to be paid promptly following the later of the purchase date or the time of delivery of the convertible note.

     If the paying agent holds money or securities sufficient to pay the purchase price of the convertible note on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the convertible note will cease to be outstanding and original issue discount on such convertible note will cease to accrue, whether or not the convertible note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the convertible note.

     We may not purchase any convertible notes at the option of holders if an event of default with respect to the convertible notes has occurred and is continuing, other than a default in the payment of the purchase price with respect to such convertible notes.

CHANGE IN CONTROL REQUIRES PURCHASE OF CONVERTIBLE NOTES BY THE COMPANY AT THE OPTION OF THE HOLDER

     In the event of a change in control occurring on or prior to May 18, 2004, each holder will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require us to purchase for cash all or any portion of the holder's convertible notes in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such convertible note equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the convertible notes no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus supplement as the "change in control purchase date."

     Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of convertible notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

     - the events causing a change in control;

     - the date of such change in control;

     - the last date on which a holder may exercise the purchase right;

     - the change in control purchase price;

     - the change in control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that convertible notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the Indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

     - the certificate numbers of the convertible notes to be delivered by the holder;

     - the portion of the principal amount at maturity of convertible notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such convertible notes pursuant to the applicable provisions of the convertible notes.

     A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date.

     The notice of withdrawal must state:

     - the principal amount at maturity of the convertible notes being withdrawn;

     - the certificate numbers of the convertible notes being withdrawn; and

     - the principal amount at maturity, if any, of the convertible notes that remain subject to a change in control purchase notice.

     Our obligation to pay the change in control purchase price for a convertible note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the convertible note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such convertible note to be paid promptly following the later of the change in control purchase date or the time of delivery of such convertible note.

     If the paying agent holds money sufficient to pay the change in control purchase price of the convertible note on the change in control purchase date in accordance with the terms of the Indenture, then, immediately after the change in control purchase date, discount on such convertible note will cease to accrete, whether or not the convertible note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the convertible note.

     Under the Indenture, a "change in control" of the Company is deemed to have occurred at such time as:

     - any person, including its affiliates and associates, other than the Company, its subsidiaries or any Permitted Holder, files a Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the direct or indirect beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed; or

     - there shall be consummated any consolidation or merger of the Company pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

     "Permitted Holders" means Cruise Associates, a Bahamian general partnership, and A. Wilhemsen AS., a Norwegian corporation or any "person" (as such term is used in Section 13(d) or 14(d) of the Exchange Act), directly or indirectly, controlling, controlled by, or under common control with either or both of Cruise Associates or A. Wilhemsen AS.

     The Indenture does not permit our board of directors to waive our obligation to purchase convertible notes at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the convertible notes may in certain circumstances make more difficult or discourage a takeover of the Company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise; or

     - part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other convertible notes offerings that have been marketed by the underwriters. The terms of the change in control purchase feature resulted from negotiations between the underwriters and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the convertible notes but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     We may not purchase convertible notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the convertible notes, other than a default in the payment of the change in control purchase price with respect to the convertible notes.

EVENTS OF DEFAULT

     The events of default for the convertible notes shall be the same events of default as set forth in the prospectus.

     If there is an event of default on the convertible notes, the issue price of the convertible notes plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the convertible notes then outstanding may declare the issue price of the convertible notes plus the accrued original issue discount on the convertible notes accrued through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of the Company, the issue price of the convertible notes plus the accrued original issue discount accreted thereon through the occurrence of such event shall automatically become and be immediately due and payable.

MODIFICATION

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the convertible notes with the consent of the holders of at least a majority in principal amount at maturity of the convertible notes then outstanding. In addition to those provisions described in the prospectus, however, without the consent of each holder, no supplemental indenture may:

     - alter the manner of calculation or rate of accrual of original issue discount on any convertible note;

     - make any change that adversely affects the right of a holder to receive common shares upon surrendering a convertible note for conversion; or

     - make any change that adversely affects the right of a holder to require us to purchase a convertible note.

GOVERNING LAW

     The Indenture and the convertible notes will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

BOOK-ENTRY SYSTEM FOR CONVERTIBLE NOTES

     Upon issuance, the convertible notes will be represented by a global security or securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, DTC (the "Depositary"). Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the principal or face amounts of the convertible notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.

     Payment of principal of or shares of common stock in exchange for the convertible notes will be made to the Depositary or its nominee, as the sole registered owner and holder of any Global Security for such series for all purposes under the Indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated convertible notes only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the convertible notes represented by such Global Security. In such event, the Company will issue convertible notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in certificated form of convertible notes equal in principal amount to such beneficial interest and to have such convertible notes registered in its name. Convertible notes so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security for the same series of convertible notes of like denomination to be registered in the name of the Depositary or its nominee.

     So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the convertible notes represented by such Global Security for the purposes of receiving payment on such convertible notes receiving notices and for all other purposes under the Indenture and such convertible notes. Beneficial interests in the convertible notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security representing the convertible notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s (the Depositary's partnership nominee) consenting or voting rights to those participants to whose accounts the convertible notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT FOR CONVERTIBLE NOTES

     Settlement for the convertible notes will be made by the underwriters, in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.

     The convertible notes will trade in the Depositary's same-day funds settlement system until maturity or until such convertible notes are issued in definitive form, and secondary market trading activity in such convertible notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such convertible notes.

                               EXCHANGE CONTROLS

     There are now no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

                     COMMON STOCK ELIGIBLE FOR FUTURE SALE

     We had 192,198,114 shares of common stock outstanding as of March 31, 2001 without giving effect to the issuance or exercise of any options, including any options issued under our option plans approved by the shareholders at our last annual meeting of shareholders. Of these shares approximately 85,864,000 shares are freely transferable in the United States without restriction under the Securities Act, unless held by an "affiliate" of our corporation (as that term is defined under the rules and regulations of the Securities Act). Any such affiliate is subject to the resale limitations of Rule 144 adopted under the Securities Act in the event such affiliate desires to publicly dispose of such shares. The remaining approximately 106,334,000 shares of common stock, assuming no exercise of outstanding options, were either issued by us in private transactions not involving a public offering and are, therefore, treated as "restricted securities" for purposes of Rule 144 or are held by our affiliates and are, therefore, subject to the restrictions of Rule 144. All such shares are currently held by A. Wilhelmsen AS., Cruise Associates, Archinav Holdings, Ltd., Monument Capital Corporation and certain of our directors and/or officers. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, such as the exemptions provided by Rule 144 and Rule 144A.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" as to which at least one year has elapsed since the later of the date of acquisition of the shares from the issuer or from an affiliate of the issuer is entitled to sell within any three-month period of a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months immediately preceding the sale is entitled to sell restricted securities pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted securities were acquired from us or the date they were acquired from our affiliate. Affiliates, including members of the Board of Directors, A. Wilhelmsen AS. and Cruise Associates, continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

     Subject to the following paragraph, shares of common stock currently held by A. Wilhelmsen AS., Cruise Associates, Archinav Holdings, Ltd., and Monument Capital Corporation, including shares which are restricted securities, may be sold outside the United States in transactions in compliance with Regulation S under the Securities Act.

     We have agreed along with A. Wilhelmsen AS., Cruise Associates and Richard
D. Fain that none of us shall, subject to certain exceptions, offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for common stock) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Banc of America Securities.

     At any time following the date 90 days after the date of this prospectus supplement, A. Wilhelmsen AS. and Cruise Associates have the right on a specified number of occasions, pursuant to the registration rights agreement, to require, subject to certain qualifications and limitations, that we effect the registration under the

Securities Act of all or a specified minimum number of their shares of common stock. In addition to the right to demand that we register their shares of common stock, each of A. Wihelmsen AS. and Cruise Associates have certain additional registration rights under the registration rights agreement at such time or times as we publicly offer securities. Monument Capital Corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of 7,597,242 shares of common stock) are also parties to the registration rights agreement. They are not subject to the 90-day restriction and may exercise such rights as provided by the registration rights agreement at any time or sell under Rule 144 adopted under the Securities Act. We have agreed in the registration rights agreement to pay the expenses incurred in connection with any such registration and indemnify any selling shareholder against certain liabilities, including liabilities under the Securities Act.

             CERTAIN LIBERIAN AND UNITED STATES FEDERAL INCOME TAX
                 CONSEQUENCES RELATED TO THE CONVERTIBLE NOTES

LIBERIA

     Since (1) we are and intend to maintain our status as a "non-resident corporation" under the Internal Revenue Code of Liberia and (2) neither we nor our vessel-owning subsidiaries are now engaged, or are in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, we have been advised by Watson, Farley & Williams, our special Liberian counsel, that under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than a holder that is a resident Liberian entity or a resident individual or entity or a citizen of Liberia.

UNITED STATES

     This is a summary of certain United States federal income tax considerations relevant to holders of convertible notes. This summary is based upon the Code, Treasury regulations, IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding convertible notes.

     This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it does not purport to deal with persons in special tax situations, such as insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, U.S. expatriates, persons that hold the convertible notes as part of a "straddle" or as a "hedge" against currency risk or in connection with a conversion or another integrated transaction for tax purposes, and persons that have functional currency other than the United States dollar.

     This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of convertible notes who acquire convertible notes at their issue price within the meaning of Section 1273 of the Code and who will hold the convertible notes and common stock into which the convertible notes may be converted as "capital assets" within the meaning of Section 1221 of the Code. The "issue price" of the convertible notes will equal the first price at which a substantial amount of the convertible notes are sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of the underwriters, placement agents or wholesalers.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF CONVERTIBLE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     The Company has been advised by its United States tax counsel, Drinker Biddle & Reath LLP, that it is such counsel's opinion the convertible notes will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised the Company that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the convertible notes, based upon the convertible notes being treated as indebtedness, the following are the material federal income tax consequences of the convertible notes, subject to the qualifications set forth above.

     As used herein, the term "U.S. Holder" means a beneficial owner of convertible notes or common shares into which convertible notes have been converted that is, for U.S. federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United Sates or any political subdivision thereof;

     - an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

     - a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or if the trust has otherwise elected to be a United States person in accordance with applicable Treasury regulations.

     As used herein, the term "Non-U.S. Holder" means a beneficial owner (other than a partnership) of convertible notes or common shares into which convertible notes have been converted that is not a U.S. Holder for U.S. federal income tax purposes.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of convertible notes or common shares into which convertible notes have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of convertible notes that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of convertible notes and common shares into which convertible notes have been converted.

U.S. HOLDERS

ORIGINAL ISSUE DISCOUNT

     The convertible notes are being issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each convertible note constitutes original issue discount. U.S. Holders of the convertible notes will be required to include original issue discount in income periodically over the term of the convertible notes before receipt of the cash or other payment attributable to such income.

     A U.S. Holder of a convertible note must include in gross income for United States federal income tax purposes the sum of the daily portions of original issue discount with respect to the convertible note for each day during the taxable year or portion of a taxable year on which such holder holds the convertible note. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the convertible note at the beginning of the accrual period multiplied by the yield to maturity of the convertible note. The accrual period of a convertible note may be of any length and may vary in length over the term of the convertible note, provided that each accrual period is no longer than one year. The adjusted issue price of the convertible note at the start of any accrual period is the issue price of the convertible note increased by the accrued original issue discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a U.S. Holder's tax basis in the convertible note.

     We will be required to furnish annually to the IRS and to certain noncorporate U.S. Holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the convertible note or the date six months before such maturity date.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a convertible note will generally be capital gain or loss (which will be long-term if the convertible note is held for more than one year). Net capital gains of a non-corporate U.S. Holder are, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of a non-corporate U.S. Holder, long-term capital gains are taxed at a maximum 20% federal tax rate. Net capital gains of a corporate U.S. Holder are taxed at the same rates as ordinary income, with a maximum federal rate of 35%. The deductibility of capital losses is subject to limitations.

     A conversion of a convertible note into common stock, and the use of common stock to repurchase a convertible note, whether at the option of the holder or the Company, will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). The U.S. Holder's obligation to include in gross income the daily portions of original issue discount with respect to a convertible note will terminate prospectively on the date of conversion. The U.S. Holder's basis in the common stock received for a convertible note will be the same as the U.S. Holder's basis in the convertible note at the time of conversion or exchange (exclusive of any tax basis allocable to a fractional share).

     If a U.S. Holder elects to exercise its option to tender a convertible note to us and the purchase price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder will be recognized, but only to the extent such gain does not exceed such cash. Generally, such gain will be capital gain (and will be long-term if the holding period for such convertible note is more than one year). A U.S. Holder's tax basis in the common stock received in the exchange will equal the U.S. Holder's tax basis in the convertible note tendered to us (exclusive of any tax basis allocable to a fractional share interest as described below), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the U.S. Holder on the exchange (other than gain with respect to a fractional share).

     If a U.S. Holder elects to exercise its option to tender a convertible note to us and we deliver cash in satisfaction of the purchase price, the U.S. Holder will recognize gain or loss, measured by the difference between the amount of the cash and the U.S. Holder's basis in the tendered convertible note. Gain or loss recognized by the U.S. Holder will generally be capital gain or loss (which gain or loss will be long-term if the holding period for such convertible note is more than one year).

     Cash received in lieu of a fractional share of common stock upon conversion of a convertible note or upon a put of a convertible note to the Company on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     Gain or loss upon a sale or other disposition of the common stock received upon conversion of a convertible note or in satisfaction of the purchase price of a convertible note put to us generally will be capital gain or loss (which gain or loss will be long-term if the holding period for such common stock is more than one year). The holding period for common stock received in exchange will include the holding period for the convertible note tendered to us in exchange for the common stock. However, the holding period for common stock attributable to accrued original issue discount may commence on the day following the conversion or purchase date.

DIVIDENDS

     If a U.S. Holder receives common shares, in general, distributions on the common shares that are paid out of our current or accumulated earnings and profits (as defined for U.S. federal income tax purposes) will constitute taxable dividends and will be includible in income by a holder in accordance with that holder's method of accounting for U.S. federal income tax purposes.

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the convertible notes, the conversion rate of the convertible notes is increased (or if the conversion rate is increased at our discretion), the increase may be deemed to be the payment of a taxable dividend to holders of the convertible notes.

     For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of the Company or an increase in the event of an extraordinary cash dividend will generally result in deemed dividend treatment to holders of the convertible notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of Convertible
Notes -- Conversion Rights."

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest (including accruals of original issue discount) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the convertible notes or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient U.S. Holder of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the U.S. Holder's United States federal income tax, provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

ORIGINAL ISSUE DISCOUNT AND DISPOSITION

     In general and subject to the discussion below under "-- Backup Withholding and Information Reporting," a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax with respect to original issue discount with respect to convertible notes, dividends with respect to shares of common stock into which convertible notes have been converted, or gain upon the disposition of convertible notes or shares of common stock, unless:

     - the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States, or

     - such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

     U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the convertible notes or shares of common stock should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If the convertible notes, or shares of common stock into which convertible notes have been converted, are held by a Non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the convertible notes or shares of common stock are held by a Non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Non-U.S. Holders should consult their tax advisers.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters named below (the "purchase agreement"), we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate principal amount at maturity of the convertible notes at the purchase price equal to the initial offering price set forth on the front cover of this prospectus supplement, less a discount of $6.84 per $1,000 aggregate principal amount at maturity of the convertible notes (the "Discount").

                                                            PRINCIPAL AMOUNT
UNDERWRITER                                                   AT MATURITY
-----------                                                 ----------------
Banc of America Securities LLC............................    $460,800,000
First Union Securities, Inc...............................     153,600,000
Scotia Capital (USA) Inc..................................     153,600,000
                                                              ------------
                                                              $768,000,000
                                                              ============

     The purchase agreement provides that the obligations of the several underwriters to purchase the convertible notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the convertible notes if they purchase any of the convertible notes (other than those covered by the over-allotment option described below).

     The underwriters have advised us that the convertible notes will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any convertible notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to $4.10 per convertible note. If all the convertible notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $115,000,000 principal amount at maturity of convertible notes at the public offering price less the underwriting discount, plus accrued original issue discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, the underwriters will be obligated, subject to certain conditions, to purchase all of the additional convertible notes covered by such exercise.

     The convertible notes are a new issue of securities with no established trading market. We intend to apply for listing of the convertible notes on the New York Stock Exchange. We have been advised by the underwriters that the underwriters intend to make a market in the convertible notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible notes.

     In order to facilitate the offering of the convertible notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the convertible notes and the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of convertible notes than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional convertible notes from us in the offering. The underwriters may close out any covered short position by either exercising the option to purchase additional convertible notes or purchasing convertible notes in the open market. In determining the source of convertible notes to close out the covered short position, the underwriters will consider, among other things, the price of convertible notes available for purchase in the open market as compared to the price at which they may purchase convertible notes through the overallotment option. "Naked" short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing convertible notes in open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the convertible notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of the convertible notes made by the underwriters in the open market prior to the completion of the offering. Any of these activities may stabilize or maintain the market price of the convertible notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the convertible notes and the common stock. As a result, the price of the convertible notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

     The underwriters and certain of their affiliates have provided and may in the future provide investment banking and other financial services to us and certain of our affiliates for which they have received and will receive customary fees. In addition, we have entered into a commitment letter with respect to a $460 million credit agreement with Banc of America Securities and its affiliate, pursuant to which they will receive customary fees. We may borrow under this agreement only to finance the repurchase of any convertible notes which holders of the convertible notes require us to repurchase on May 18, 2004. Banc of America Securities intends to syndicate the loan to third parties, including affiliates of the other underwriters, and will pay fees to such third parties in connection with the syndication.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

LOCKUP FOR CONVERTIBLE NOTES

     Royal Caribbean, A. Wilhelmsen AS., Cruise Associates and Richard D. Fain have each agreed with Banc of America Securities not to offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for shares of common stock) (subject to certain exceptions) during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Banc of America Securities. See "Common Stock Available for Future Sale" for a discussion of certain transfer restrictions.

                                    EXPERTS

     The consolidated financial statements incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                          ROYAL CARIBBEAN CRUISES LTD.
                      DEBT SECURITIES, PREFERRED STOCK AND
(ROYAL CARIBBEAN LOGO)            COMMON STOCK

                            ------------------------

     Through this prospectus, we may periodically offer:

     - shares of our common stock

     - shares of our preferred stock and

     - our debt securities,

and one or more of our shareholders may periodically offer shares of our common stock.

     The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

     The offering price of all securities issued under this prospectus may not exceed $1,000,000,000.

     Our common stock trades on the New York Stock Exchange and on the Oslo Stock Exchange under the symbol "RCL." We will list any shares of our common stock sold under this prospectus on the New York Stock Exchange.

     We or our shareholders will sell the securities issued under this prospectus directly and/or through agents, underwriters or dealers.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

               The date of this prospectus is February 22, 2001.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     We are a Liberian corporation and our selling shareholders are foreign corporations or partnerships. The selling shareholders and certain of our directors and controlling persons are residents of jurisdictions other than the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in U.S. courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson, Farley & Williams (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities based solely upon the U.S. federal securities laws are enforceable in Liberia.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the Securities and Exchange Commission. You can read and copy these reports and other information at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can also read and copy these reports and other information at the Securities and Exchange Commission's New York regional office at 7 World Trade Center, Suite 1300, New York, NY 10048, and at its Chicago regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. You can also access this material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our securities are listed and through the Securities and Exchange Commission's web site at http://www.sec.gov.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.

     We are incorporating by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 and our Reports on Form 6-K dated June 1, 2000, August 18, 2000, August 28, 2000, November 16, 2000, and January 26, 2001
that have been filed with the Securities and Exchange Commission. We are also incorporating by reference all subsequent annual reports on Form 20-F and certain Reports on Form 6-K that we file with the Securities and Exchange Commission, if they state that they are incorporated by reference into this prospectus, that we furnish to the Securities and Exchange Commission after the date of this prospectus and until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

     We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, copies of any documents that we have incorporated by reference into this prospectus, other than exhibits that are incorporated by reference into those documents. To obtain copies you should contact us in writing or by telephone at 1050 Caribbean Way, Miami, Florida 33132; Attention: Michael J. Smith, telephone (305) 539-6000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT, AND ANY UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR

SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THE DATES ON THE FRONT COVER OF THOSE DOCUMENTS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                                  THE COMPANY

     With our subsidiaries, we are the world's second largest cruise company with 19 cruise ships and a total of 38,050 berths as of December 31, 2000. Our ships operate worldwide with a selection of different itineraries that call on more than 200 destinations.

     We are a corporation organized under the laws of the Republic of Liberia. Our registered office in Liberia is located at 80 Broad Street, Monrovia, Liberia. Our principal executive office is located at 1050 Caribbean Way, Miami, Florida 33132, and our telephone number at that address is (305) 539-6000.
                          ---------------------------

     As used in this prospectus, and any accompanying prospectus supplement, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd. and its subsidiaries.

                                USE OF PROCEEDS

     Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and general corporate purposes. We will not receive any proceeds from any sales of our common stock by our selling shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for each of the preceding five fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

                                                                         FISCAL YEAR
                                                              ---------------------------------
                                                              2000   1999   1998   1997   1996*
                                                              ----   ----   ----   ----   -----
Ratio of earnings to fixed charges..........................  3.0    3.1    2.7    2.1     2.4
Ratio of earnings to combined fixed charges
  and preferred stock dividends*............................  3.0    2.9    2.5    2.0     2.4

---------------

* We had no preferred stock outstanding during fiscal year 1996. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for that period. We redeemed our preferred stock in April 2000.

                         DESCRIPTION OF DEBT SECURITIES

     The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities, we will file a prospectus supplement with the Securities and Exchange Commission. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

     We will issue the debt securities under an indenture, dated as of July 15, 1994, between us and The Bank of New York, as successor to NationsBank of Georgia, National Association, as trustee.

We will issue each series of debt securities under the terms of a supplemental indenture or an officers' certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture and the Trust Indenture Act for a statement of those terms.

     The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.

GENERAL

     The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.

     We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

        (1) the title of those debt securities;

        (2) the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

        (3) the person to whom any interest (which includes any additional amounts, see "--Tax Related Considerations -- Payment of Additional Amounts") on those debt securities will be payable, if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

        (4) the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

        (5) the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

        (6) the date or dates from which interest will accrue and the dates on which interest will be payable;

        (7) the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

        (8) the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

        (9) the place or places where the principal of and any premium and interest on those debt securities will be payable;

        (10) the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

        (11) any obligation we have to redeem, repay, or purchase those debt securities according to any sinking fund or similar provisions or at a holder's option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

        (12) our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see "--Defeasance -- Defeasance and Discharge -- Defeasance of Certain Covenants");

        (13) if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

        (14) any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

        (15) if those debt securities are to be issued only in the form of a global security as described under "Book-Entry Debt Securities," the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

        (16) if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder's election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

        (17) if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

        (18) any provisions granting special rights to the holders of those debt securities if specified events occur;

        (19) any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

        (20) whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

        (21) any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion and

        (22) any other terms of those debt securities. (Section 301)

     The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity ("original issue discount securities"). We will describe any special U.S. federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)

     Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at Towermarc Plaza, 10161 Centurion Parkway, Jacksonville, Florida 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person's U.S. bank account. (Sections 301, 305, 306, 307 and 1002)

     Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date.

     Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer of the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)

     In the event any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

        (1) issue, register the transfer of or exchange debt securities of that series, during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

        (2) register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305)

COVENANTS

     We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. We will also state in that prospectus supplement whether the "covenant defeasance" provisions described below will apply to those covenants.

RESTRICTIONS ON CONSOLIDATION, MERGER AND CERTAIN SALES OF ASSETS

     Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

        (1) immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and

        (2) the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Article Eight)

EVENTS OF DEFAULT

     Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are "events of default" for any series of debt securities:

        (1) our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

        (2) our failure to pay the principal or any premium on those debt securities when due at maturity;

        (3) our failure to deposit any sinking fund payment for those debt securities when due;

        (4) our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

        (5) our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $30 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

        (6) the occurrence of certain events of bankruptcy, insolvency or reorganization or

        (7) the occurrence of any other event of default that we provide for debt securities of that series. (Section 501)

     If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)

     The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)

     We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

     Subject to the provisions of the indenture relating to the trustee's duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

DEFEASANCE

     The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

        (1) have been delivered to the trustee for cancellation;

        (2) have become due and payable or

        (3) will upon their stated maturity or redemption within one year become due and payable,

and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities.

     The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.

  Defeasance and Discharge

     The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or multilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

        (1) We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) U.S. Government Obligations or (B) a combination of United States dollars and U.S. Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

        (2) We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section
            403)

  Defeasance of Certain Covenants

     The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

        (1) We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) U.S. Government Obligations or (B) a combination of United States dollars and U.S. Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

        (2) We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series.

MODIFICATION OF THE INDENTURE

     We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

        (1) change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

        (2) reduce the principal amount of any debt security;

        (3) reduce the rate of interest on any debt security;

        (4) reduce any additional amounts payable on any debt security;

        (5) reduce any premium payable upon the redemption of any debt security;

        (6) reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

        (7) change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

        (8) impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

        (9) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

        (10) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences or

        (11) modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver;

without the consent of the holders of each of the debt securities affected by that modification or amendment.

     We and the trustee may amend the indenture without the consent of any holder of debt securities for any of the following purposes:

        (1) to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

        (2) to add to our covenants for the benefit of the holders of all or any series of debt securities;

        (3) to surrender any right or power conferred upon us in the indenture;

        (4) to add additional events of default;

        (5) to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

        (6) to permit or facilitate the issuance of debt securities in uncertificated form;

        (7) to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination

           (a) shall not

                (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or

                (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

           (b) shall become effective only when there are no such debt securities of that series outstanding;

        (8) to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

        (9) to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

        (10) to secure the debt securities;

        (11) to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way;

        (12) to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way or

        (13) to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way. (Section 901)

CONVERSION RIGHTS

     We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

          (1) whether those debt securities are convertible into our common stock or preferred stock;

          (2) the conversion price or manner of calculating the conversion price;

          (3) the conversion period;

          (4) provisions as to whether conversion will be at our option or the option of the holders;

          (5) the events requiring an adjustment of the conversion price and

          (6) provisions affecting conversion in the event of the redemption of those debt securities.

BOOK-ENTRY DEBT SECURITIES

     We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301 and 305)

TAX RELATED CONSIDERATIONS

  Payment of Additional Amounts

     Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax ("Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any "additional amounts" necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an "excluded holder"). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

        (1) Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

        (2) liability, including penalties, interest and expense, arising from those Taxes and

        (3) Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007)

  Redemption or Assumption of Debt Securities under Certain Circumstances

     If we determine, based upon an opinion of independent counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

        (1) the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

        (2) the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction or

        (3) any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days' nor more than 60 days' notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108)

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Restated Articles of Incorporation and By-Laws, copies of which we have filed as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the Securities and Exchange Commission at the time of any offering of our preferred stock.

COMMON STOCK

     General. Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.

     Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act of Liberia otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Restated Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights. In addition, we cannot redeem our common stock.

     Neither Liberian law nor our Restated Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Restated Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock.

     Dividends. Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

OTHER MATTERS

     Sales of Assets, Mergers and Liquidation. Under the Business Corporation Act of Liberia, the holders of 66 2/3% of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. Holders of a majority of the outstanding shares of our common stock may institute judicial dissolution proceedings on our behalf under the Business Corporation Act of Liberia. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.

     Under the Business Corporation Act of Liberia, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).

     Under the Business Corporation Act of Liberia, amendments to the articles of incorporation of a Liberian corporation may be authorized by the vote of the holders of a majority of all outstanding shares of that corporation's common stock. However, the Business Corporation Act of Liberia requires the approval of the holders of 66 2/3% of the outstanding shares of common stock of a corporation, to add, delete or amend any provisions in the corporation's articles of incorporation requiring the approval of a super-majority of the members of the board of directors or outstanding shares of common stock to take specific corporate actions.

     Call of Meetings. Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer, or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders may call for meetings of shareholders if there has been a failure to hold an annual meeting.

     Election of Directors. Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted.

     Our board of directors is divided into three classes: Class I, Class II and Class III, with the directors in each class to hold office for staggered terms of three years each.

     Amendments to Our Charter and By-Laws. Any amendment to our Restated Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Restated Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.

     Dissenters' Rights of Appraisal and Payment. Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Restated Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act of Liberia. Those procedures require that proceedings be instituted in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated if we cannot agree with our dissenting shareholders on a price for the shares. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

     Shareholders' Actions. Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock both at the time the action is commenced and at the time of the transaction to which the action relates.

     Limitations Under Indebtedness. Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries' ability to take certain corporate actions, including the payment of dividends and the redemption of our common stock under limited circumstances.

     Certain Corporate Actions. Our Restated Articles of Incorporation provide that during the period that the Shareholders Agreement dated as of February 1, 1993 between A. Wilhelmsen AS.

and Cruise Associates remains in effect, our board of directors may not approve certain corporate actions unless those actions are approved by one non-independent director nominated by A. Wilhelmsen AS. and one non-independent director nominated by Cruise Associates.

     Transfer Agent and Registrar. The transfer agent and registrar for our common stock is First Union National Bank.

PREFERRED STOCK

     The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

LIABILITY OF DIRECTORS AND OFFICERS

     Our Restated Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

        (1) breaches of the duty of loyalty;

        (2) acts or omissions not in good faith;

        (3) acts or omissions which involve intentional misconduct or a knowing violation of law or

        (4) any transactions in which the director derived an improper personal benefit.

     We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2000 by certain of our shareholders. To the extent indicated in the accompanying prospectus supplement, one or more of our selling shareholders may from time to time offer shares of our common stock for sale.

                                                                     SHARES OWNED
                                                                   BENEFICIALLY(1)
                                                                ----------------------
                            NAME                                  NUMBER       PERCENT
                            ----                                -----------    -------
A. Wilhelmsen AS.(2)........................................     46,329,330      24.1%
Cruise Associates(3)........................................     48,281,900      25.1%
Archinav Holdings, Ltd......................................      7,597,242       4.0%
Monument Capital Corporation(4).............................      1,071,412       0.6%

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days after December 31, 2000 is deemed to be owned by that person or group. That security is deemed to be outstanding for the purpose of computing the percentage of ownership of that person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3) Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of some members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of some members of the Ofer family.
(4) Monument Capital Corporation is a Liberian corporation which holds shares of our common stock as nominee for various trusts primarily for the benefit of some members of the family of Richard D. Fain, our Chairman and Chief Executive Officer. Mr. Fain disclaims beneficial ownership of some or all of the shares of our common stock held by Monument Capital Corporation.

                              PLAN OF DISTRIBUTION

     We may sell any of the securities to or through underwriters or dealers and may also sell these securities directly to other purchasers or through agents.

     The sale of the securities offered by this prospectus may be made from time to time in one or more transactions at fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

     Sales of our common stock may be made from time to time in one or more transactions on the New York Stock Exchange or the Oslo Stock Exchange, in negotiated transactions or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at other negotiated prices. Sales of other securities may be listed on a stock exchange to the extent described in a prospectus supplement.

     In connection with the sale of the securities offered by this prospectus, underwriters or agents may receive compensation from us, from our selling shareholders or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us or the selling shareholders and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation that we or the selling shareholders provide will be described, in the prospectus supplement. We will bear all of the expenses associated with the shares of our common stock sold by the selling shareholders, other than underwriters' discounts, commissions and transfer taxes.

     Under agreements which we or the selling shareholders may enter into the underwriters and agents who participate in the distribution of the securities offered by this prospectus may be entitled to indemnification by us or the selling shareholders against certain liabilities, including liabilities under the Securities Act.

     If the prospectus supplement so indicates, either we or the selling shareholders will authorize underwriters or other persons acting as our or their agents to solicit offers by selected institutions to purchase the securities from us or the selling shareholders under contracts providing for payment and delivery on a future date. Institutions with which those contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we or the selling shareholders must approve those institutions. The obligations of any purchaser under such a contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not be responsible for the validity or performance of such contracts.

     Until the distribution of the securities offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to those rules, underwriters may engage in certain transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

     If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.

     Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities if it discourages resales of the securities.

     Neither we nor any underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities offered by this prospectus. In addition, neither we nor any underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or the selling shareholders in the ordinary course of business.

     The securities offered by this prospectus may or may not be listed on a national securities exchange (other than our common stock, which is listed on the New York Stock Exchange). Any shares of our common stock sold through a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. We cannot assure you that there will be an active trading market for the securities.

     The following table sets forth the various expenses in connection with the sale and distribution of securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.........  $250,000
New York Stock Exchange listing fee.........................    35,000
Blue sky fees and expenses..................................    25,000
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................   100,000
Transfer agent and registrar................................    20,000
Trustee's fees and expenses.................................    10,000
Miscellaneous...............................................    75,000
                                                              --------
          Total.............................................  $715,000
                                                              ========

     We will bear all of the expenses allocable to the shares of our common stock sold for the Selling Shareholders' accounts, other than underwriters' discounts, commissions and transfer taxes.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 8 of the Registration Statement of which this prospectus is a part, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 LEGAL OPINIONS

     The law firm of Davis Polk & Wardwell will pass upon the validity of the debt securities and certain legal matters regarding our common stock and preferred stock. The law firm of Watson, Farley & Williams will pass upon the validity of our common stock. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations) will pass upon certain legal matters for any underwriters or agents. Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson will rely on Watson, Farley & Williams regarding matters of Liberian law.

     Davis Polk & Wardwell represented A. Wilhelmsen AS. in its acquisition of our common stock and provides legal services for A. Wilhelmsen AS.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $768,000,000
                          ROYAL CARIBBEAN CRUISES LTD.

                 ZERO COUPON CONVERTIBLE NOTES DUE MAY 18, 2021

    (ROYAL CARIBBEAN LOGO)                              (CELEBRITY CRUISES LOGO)

                      ------------------------------------
                             PROSPECTUS SUPPLEMENT
                                  MAY 15, 2001
                      ------------------------------------

                         BANC OF AMERICA SECURITIES LLC

                          FIRST UNION SECURITIES, INC.

                                 SCOTIA CAPITAL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------